Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. 11/3/2002 Appendix 3Z Page 1 Rule 3.19A.3 Appendix 3Z Final Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/9/2001. Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of director Joseph Swedish Date of last notice 15 January 2024 Date that director ceased to be director 15 November 2024 Part 1 – Director’s relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Number & class of securities 1,327,077 options* *Please note, Mr Swedish will be issued 28,510 options following shareholder approval received at the 2024 Annual General Meeting. Exhibit 99.1

Appendix 3Z Final Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Z Page 2 11/3/2002 Part 2 – Director’s relevant interests in securities of which the director is not the registered holder Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest Interest in ordinary shares held in the form of American Depositary Shares (“ADSs”) held by custodian JP Morgan Nominees Australia Pty Limited. Joseph R. Swedish Revocable Trust is the owner of the ADS (Joseph Swedish is the beneficial owner of these securities) Number & class of securities 45,942 ADS, representing 459,420 ordinary shares Part 3 – Director’s interests in contracts Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A No. and class of securities to which interest relates N/A